SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              TAYLOR MADISON CORP.
                                 (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  877722P 10 8
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 5, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Lucien Lallouz
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|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)[ ]

(b)[ ]

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|3|     SEC  USE  ONLY

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|4|     SOURCE  OF  FUNDS*
        OO

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|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)
[ ]

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|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        US

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                     |7|  SOLE  VOTING  POWER
NUMBER  OF                8,721,000
SHARES               -----------------------------------------------------------
BENEFICIALLY         |8|  SHARED  VOTING  POWER
OWNED  BY  EACH           N/A
REPORTING            -----------------------------------------------------------
PERSON  WITH         |9|  SOLE  DISPOSITIVE  POWER
                          8,721,000
--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
               N/A

--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
               8,721,000
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|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES  *      N/A

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|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               - 30.7% -

--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
               IN

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ITEM  1.  Security  and  Issuer.

This Schedule 13D relates to the Common Stock of Taylor Madison Corp. (hereinafter "TMC"). The principal executive offices of TMC are located at 2875 NE 191st St., Penthouse 2, Aventura, FL 33180.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Lucien Lallouz. Mr. Lallouz is an individual. The address of TMC is 2875 NE 191st St., Penthouse 2, Aventura, FL 33180. Mr. Lallouz is the Chief Executive Officer and Director of TMC.

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(d)-(e)  During the last five years, Mr. Lallouz: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Lallouz is a citizen of the United States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Not Applicable.

ITEM  4.  Purpose  of  Transaction

November 1, 2004, Mr. Lallouz converted $246,700 of debt owed to him by TMC into 7,150,000 shares of the TMC's common stock, which are held in the name of ZTZ Trust, which is controlled by Mr. Lallouz.

Mr. Lallouz acquired the securities of TMC for investment purposes. Depending on general market and economic conditions affecting TMC and other relevant factors, Mr. Lallouz may purchase additional securities of TMC or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr. Lallouz does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of TMC, or the disposition of securities of TMC;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving TMC;

(c)     a  sale  or  transfer  of  a  material  amount  of  assets  of  TMC;

(d) any change in the present board of directors or management of TMC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of TMC;

(f)     any other material changes in TMC's business or corporate structure;

(g) changes in TMC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TMC by any person;

(h) causing a class of securities of TMC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of TMC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Lucien Lallouz beneficially owns 8,721,000 shares of Common Stock, $0.001 par value, of TMC, of which 8,350,000 shares are held in the name of ZTZ Trust, which is controlled by Mr. Lallouz. The shares of Common Stock beneficially owned by Mr. Lallouz constitute approximately 30.7% of the total number of shares of Common Stock of TMC, based upon 28,401,889 shares as of November 4, 2004, assuming the issuance of all of the shares discussed herein. This number does not take into account approximately 2,609,516 shares which the transfer agent reflects as issued and outstanding of which the Company anticipates canceling a minimum of 1,000,000 shares.

(b) Mr. Lallouz has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 8,721,000 shares beneficially owned by Mr. Lallouz. Mr. Lallouz has disclaimed ownership of 7,613,000 shares of TMC's common stock held by Omniscent Corp., of which his wife Sharon Lallouz, is the President and beneficial owner of Omniscent Corp.

(c) Mr. Lallouz acquired the Common Stock as a result of the transaction discussed in ITEM 4, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Lallouz.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.
c)  Exhibits:

10.1     Conversion of Debt to Equity Agreement*

(1)  Filed  as  Exhibit  10.1 to  the report on Form 8-K filed on November 8,
2004.
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2004               By: /s/  Lucien Lallouz
                                          Lucien Lallouz

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